May 12, 2011
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: J. Nolan McWilliams
         Sonia Bedmarovski

Re:	T3 Motion, Inc. Amendment No. 9 to the Registration Statement on Form S-1 Filed May 13, 2011 File No. 333-171163
Dear Mr. McWilliams and Ms. Bedmarovski:
     On behalf of T3 Motion, Inc. (the “Company” or “T3 Motion”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated May 12, 2011. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.
General
1.	We note your response to prior comment 1 and reissue. We believe that the agreements with $500,000 Investors should be registered as separate securities. Alternatively, the negative covenants could form part of the terms of a separate class of warrants issued to the $500,000 Investors. Please amend your registration statement accordingly. Additionally, please have counsel revise the legal opinion to cover the separate securities.

Response: We have revised the registration statement to register the agreements with the $500,000 Investors accordingly.

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     We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned if you have questions or if you need any additional information by telephone at (424) 239-1890, or by facsimile at (424) 239-1882.

Very truly yours, LKP Global Law, LLP
/s/ Ryan S. Hong
Ryan S. Hong, Esq.